February 13, 2012

Linda B. Stirling

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

GL Beyond Income Fund, File Nos. 333-177372 and 811-22616

Dear Ms. Stirling:

On October 18, 2011, GL Beyond Income Fund (the "Fund" or "Registrant") filed a registration statement on Form N-2 pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act").  By letter dated November 8, 2011, the staff of the Division of Investment Management (the "Staff") provided comments on the Fund's registration statement.

Please find below the Fund's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  For your convenience, I have reproduced those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

PROSPECTUS

Comment 1.  The Fund's investment objective is "to seek income" and the Fund's investment strategy states that the Fund invests in "variable-rate interest income-producing debt securities." Please add disclosure to explain what is meant by the Fund's name "Beyond Income."

Response.  This comment has been previously resolved in a letter to the staff dated November 28, 2011.

Comment 2.  Please confirm that the disclosure regarding the adviser's fee waiver found in the Prospectus Summary under the subheading "Investment Adviser and Fee" and in footnote 4 to the "Summary of Fund Expenses" lists all exclusions from the fee waiver.

Response.  The disclosure regarding the adviser's fee waiver found in the Prospectus Summary under the subheading "Investment Adviser and Fee" and in footnote 4 to the "Summary of Fund Expenses" has been revised to include taxes in the list of exclusions and now lists all exclusions from the fee waiver.

Comment 3.  In footnote 4 to the "Summary of Fund Expenses," please ensure that the fee waiver will remain in effect until a date no sooner than one year from the date the registration statement becomes effective.

Response.  The Registrant confirms that the fee waiver will remain in effect until a date no sooner than one year from the date the registration statement becomes effective.

Comment 4. It appears that the Fund's expense ratio may be based on the Fund achieving a $100 million in assets. In a letter to the staff, please confirm that the estimated asset level disclosed in footnote 4 is the Fund's best estimate of first year asset size.

Response.  The Registrant confirms that $100 million is the Fund's best estimate of first year asset size based upon analysis provided by the adviser which relies on the adviser's assessment of the current and potential market for such a fund.

Comment 5.  The prospectus states that the Fund may employ leverage, including borrowings from banks. Please confirm to the staff that the Fund does not intend to have borrowings or preferred stock outstanding in the first year or include such associated costs in the fee table.

Response.  The Registrant confirms that the Fund will not issue debt or preferred shares in the first year of operations.  Additionally, the Fund will include estimated costs associated with bank borrowing in the fee table.

Comment 6. Under the heading, "Management of the Fund - Portfolio Managers," please add disclosure regarding the portfolio managers' business experience (rather than job titles) for the past five years. See Item 9.l.c of Form N-2.

Response.  The Registrant has amended the portfolio manager disclosure to include the business experience (in addition to job titles) of the portfolio manager for the past five years.

STATEMENT OF ADDITIONAL INFORMATION

Comment 7. Please add a fundamental policy regarding diversification to the Fund's investment limitations, See Item 17.2.i of Form N-2.

Response.  The Fund has added a fundamental policy stating that it is a diversified fund.

Comment 8. A fundamental policy states the Fund may not "[i]nvest more than 25% of the market value of its assets in the securities of companies, entities or issuers engaged in anyone industry." Please note that the staff considers private mortgage-backed securities to be an "industry" for purposes of a concentration policy.

Response.  The Registrant acknowledges that the staff considers private mortgage-backed securities to be an "industry" for purposes of a concentration policy.  However, the Fund will not invest a significant amount of its assets in private mortgage-backed securities and has no present intent to invest any assets in private mortgage-backed securities.

Comment 9. Under the heading "Trustee Qualifications," please disclose for each trustee the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a trustee of the Fund. See Item 18.17 of Form N-2.

Response.  The Registrant has revised the disclosure as requested.

Comment 10. In the discussion of the Audit Committee, please add disclosure describing the procedures to be followed by shareholders who wish to submit trustee nominee recommendations. See Item 18.5(d) of Form N-2.

Response. The Registrant has revised the disclosure as requested.

Comment 11. Please disclose whether the Fund has appointed an anti-money laundering compliance officer as required by the USA PATRIOT Act.

Response.  The Registrant has revised the disclosure as requested.

GENERAL

Comment 12. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

Response. The Registrant acknowledges that the staff may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

Comment 13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response. The Registrant has not and has no present intention to submit an exemptive application or no-action request in connection with the Fund's registration statement.

Comment 14.  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

Response. The Registrant has filed a pre-effective amendment pursuant to Rule 472 of the Securities Act of 1933 concurrent with the filing of this response. Where no changes will be made in the filing in response to a comment, the Registrant believes it has indicated this fact and briefly stated the basis of its position in this letter.

The Registrant has authorized me to convey to you that the Fund acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3265.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

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